LEGG MASON GROWTH TRUST, INC.
Item 77

Sub-item 77I  Terms of New or Amended Securities

On February 1, 2009, Primary Class shares were renamed Class C shares. In addition, on February 1, 2009, the class began to charge a contingent deferred sales charge for shares bought by investors on and after that date and redeemed within one year of purchase.